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                                                                    EXHIBIT 99.5
                                                           [English Translation]
                                                                  March 28, 2003

                              HANARO TELECOM, INC.

                   NOTICE OF CHANGE OF REPRESENTATIVE DIRECTOR


1. Details of the change

[ ]  Before the change
     -  Representative Director & CEO: Yun-Sik Shin
     - Representative Director & Senior Executive Vice President: In Haeng Lee (Independent president)

[ ]  After the change
     - Representative Director & Senior Executive Vice President: In Haeng Lee (Independent president)


2. Ground for change: Mr. Yun-Sik Shin resigned upon expiration of the term of his office.


3. Date of Change: March 28, 2003